TRYON ALPHA, INC. LETTERHEAD

February 10, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Brian K. Bhandari
Raj Rajan

Mailstop 3561

Re:	Tryon Alpha, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2009
Filed June 29, 2009
File No. 000-53139

Ladies and Gentlemen:

This letter sets forth the responses of Tryon Alpha, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2010 (the "Comment Letter") concerning the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 as filed with the Commission on June 29, 2010 (the “2009 Annual Report”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 1 to the 2009 Annual Report ("Amendment No. 1"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 3, 2007) through March 31, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Securities and Exchange Commission
Division of Corporation Finance
February 10, 2010

Response:

We advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to include the cumulative period from inception (December 3, 2007) through March 31, 2009 with the annual periods that were already included.  A copy of the revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 1.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 19

2.
Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Response:

We advise the Staff that we have revised Item 9A in Amendment No. 1 to identify the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.  Specifically, we note that management utilized the framework advanced in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Section 302 Certification

3.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

•	Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four and five.

Securities and Exchange Commission
Division of Corporation Finance
February 10, 2010

Please confirm to us in future filings, including any amendment to this Form 10-K, that you will revise your certification to address the matter noted above.

Response:

We advise the staff that we are filing new certifications as exhibits to the Amendment No. 1.  We have revised the Section 302 certification to remove all references to the phrase "small business issuer" and replace it in each instance with the term "registrant."   We confirm to the Staff that the Section 302 certifications the Company files as an exhibit to all future filings will make reference to "the registrant."

Form 10-Q for the Quarter Ended September 30, 2009

4.
Please note that the FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC reporting accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

Response:

Management is aware of the FASB Accounting Standards Codification which became effective on July 1, 2009 and will use the appropriate language and references to accounting standards in all future filings.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
February 10, 2010

If you have any questions or comments, please feel free to contact the undersigned at (704) 202-5148 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
TRYON ALPHA, INC.

By:	/s/ Mercer Cauley
Mercer Cauley, President